SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For the Month of September 23, 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                New Century Park
                                    PO Box 53
                                    Coventry
                                     CV3 1HJ

                         (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


Marconi received the following notification today:

                                       Wanger Asset Management, L.P.
                                       229 West Monroe, Suite 3000
                                       Chicago, Illinois 60606

                                       September 11, 2003

Marconi Corp PLC
Attention: Company Secretary
Regents Place
338 Euston Road
London, NW1 3BT

Ladies and Gentlemen:

We hereby notify you in fulfilment of the obligation of disclosure imposed by the provisions of Sections 198 to 202 of the Companies Act (1985) (the "Act"), that:

(a) Liberty Wanger Asset Management, L.P, is interested for the purposes of the Act in 6,489,000 ordinary shares each comprised in the relevant share capital, as defined in Section 198(2) of the Act, of Marconi Corp PLC (the "Relevant Shares");

(b)  The registered holders of the Relevant Shares are

     Wanger Advisors Trust Foreign Forty Fund - State Street Nominees Ltd
       112,500 shares
     Liberty Acorn International Fund - State Street Nominees Ltd
       4,837,500 shares
     Liberty Acorn Foreign Forty Fund - State Street Nominees Ltd 243,000 shares AXP Partners International Aggressive Growth Fund - Bank of New York
      223,560 shares
     Wanger European Small Cap Fund - State Street Nominees Ltd 1,072,440 shares

(c) Liberty Wanger Asset Management, L.P. is interested in the Relevant Shares by virtue of section 208(4)(b) of the Act; and

(d) This notification is given on behalf of Liberty Wanger Asset Management, L.P. and its registered address at 227 W. Monroe Street, 30th Floor, Chicago, Illinois 60606.


Yours faithfully

Liberty Wanger Asset Management, L.P.
By WAM Acquisition GP, its general partner


Bruce H Lauer
Senior Vice President and Secretary






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 23 September 2003